

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 26, 2009

Thomas A. James
Chief Executive Officer
880 Carillon Parkway
St. Petersburg, FL 33716

> **Re:** **Raymond James Financial, Inc.**
> **Form 10-K for Year Ended September 30, 2008**
> **Form 10-Q for Quarter Ended December 31, 2008 and March 31, 2009**
> **File No. 001-09109**

Dear Mr. James:

We have reviewed your response letter dated May 29, 2009, and have the
following additional comments.

Form 10-K

Item 3 – Legal Proceedings, page 21

1.   We have read and considered your response to comment two. We note that there
      have been no allegations of wrongdoing on the part of the company by the SEC or
      state authorities. However tell us of any pending class action suits brought up
      against the company as it relates to your auction rate securities. To the extent that
      there are pending suits, tell us how you met the disclosure requirements of Item
      103 of Regulation S-K and SFAS 5.

Form 10-Q for the quarter ended March 31, 2009

Financial Statements and Footnotes

Note 3 – Fair Value, page 10

2.   We have read and consider your response to comment three. We note that the
      company determined that third party pricing service bid quotations and broker
      dealer quotes are the best indicators of fair value. Given that you use brokers or
      pricing services to assist you in determining fair values, please consider
      explaining, in future filings, the extent to which, and how, the information is

obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

- The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- Whether the broker quotes are binding or non-binding; and

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Note 6 – Bank Loans, Net, page 21

3.   We have read and considered your response to comment six. We note that you use broker price opinions for these valuations as access to the property is restricted during the foreclosure process and there is insufficient data available for a full appraisal to be performed. To enhance an investor's understanding of your loan loss provision, expand your disclosure to discuss how broker price opinions are used and the related factors used to support such opinions in determining the value the property of the collateral underlying your residential loans, consumer loans secured by real estate, and other corporate loans.

4.   We also note that a full appraisal is obtained post-foreclosure and management has found that the broker price opinion values are comparable. Clarify to us, and disclosed in future filings, of whether the value of the property is adjusted when there is a difference between the opinion and the full appraisal.

Note 15 – Regulations and Capital Requirements, page 37

5.   We have read and considered your response to comments seven and eight.
        Clarify to us whether you plan to expand your disclosure in your next quarterly
        filing to include the impact that the "adequately capitalized" status would have
        had if the capital contribution was not made. Also to enhance transparency,
        clarify to us whether you plan to expand your disclosure to discuss the restrictions
        or limitations on the company in continuing to provide capital to RJBank for it to
        maintain at the "well capitalized" level.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our
review. Please file your cover letter on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our comments.

        You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the
undersigned at (202) 551-3413 if you have questions.

                                                Sincerely,

                                                Cicely LaMothe
                                                Branch Chief